November 19, 2018


Via E-Mail

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

       Re:     Life Partners Position Holder Trust
               Life Partners IRA Holder Partnership, LLC
               Schedule TO-T filed on November 13, 2018
               Filed on November 14, 2018
               Filed by Life Settlement Liquidity Option, LLC et al. File Nos. 5-90716 and 5-90717

Dear Mr. Dienstag:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. We have limited our review to the matters identified in our comments below.
Since you have filed a single Offer to Purchase for two separate classes of securities, all of the comments issued below apply to both the offers for the Trust units and the Partnership units. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit
99(A)(1)(A) to the Schedule TO-T.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO   General

   1. We note that the Offeror and the Parent of the Offeror are included as bidders on the
      Schedule TO, and those entities are a limited liability company and a limited partnership, respectively. We further note that Anchorage Capital Group, L.L.C. is the investment manager of both Parent and Offeror, and Anchorage IO GP VI, L.L.C. is the general partner of Parent. Provide an analysis as to why ACG and AIO GP VI are not included
 Abbe L. Dienstag , Esq.
Kramer Levin Naftalis & Frankel LLP
November 19, 2018
Page 2


       as bidders on the Schedule TO, or revise to include one or both of them, and to provide all of the disclosure required by Schedule TO in the Offer to Purchase as to each added entity.

Section 9. Information Concerning the Purchaser and its Affiliates, page 14

   2. We note the disclosure here that between May and November 2018, representatives of
      Offeror and the Trust and Partnership met to discuss a possible tender offer and exchanged information and discussed the terms of the "Notice and Indemnity
      Agreement" which was ultimately signed by the parties. To the extent that the information exchanged includes non-public information provided by the Trust or the
      Partnership, please analyze in your response letter whether disclosure is required, explaining the basis for your apparent conclusion that it is not, or revise the Offer to
      Purchase to include it.

   3. Since such an agreement seems atypical in the context of a tender offer, expand this section to provide some background about why it was needed here. For example, what is it about the Trust and Partnership units that require the Notice and Indemnity Agreement?
      What is the implication of the Offeror becoming a "protected purchaser" under the terms of that Agreement? What is the implication of the Offeror acknowledging the
      "bankruptcy plan documents" pursuant to which the Trust and Partnership were formed and what is the legal effect of this acknowledgement moving forward?

Section 10. Source and Amount of Funds, page 16

   4. If these offers are fully subscribed, you will own 50% of each class of security for which you are tendering. Under these circumstances, we believe financial statements for the acquiror may be material. We further note that you do not fit within the "safe harbor" in
      Instruction 2 to Item 10 of Schedule TO, since this is a partial offer by a non-reporting company. Please explain why you did not provide the financial statements required by
      Item 10 of Schedule TO, or provide them in an amended filing that must be disseminated to security holders.

Section 12. Conditions to the Offer, page 17

   5. Revise the language in the second to last paragraph on page 18 (see the disclosure in the parenthetical) to avoid the implication that bidders can assert their own actions or failure to act as a basis for terminating this offer. This impermissibly renders the offer illusory.

Section 16. Miscellaneous

   6. While you are not required to distribute the offer materials into any foreign jurisdiction, tenders must be accepted from all security holders wherever located. See Rule 14d-10
 Abbe L. Dienstag , Esq.
Kramer Levin Naftalis & Frankel LLP
November 19, 2018
Page 3


       and guidance in Release No. 33-8957 (September 19, 2008). Please revise your disclosure here accordingly.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please contact me at (202) 551-3263 with any questions about these comments.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions